Smart for Life, Inc.

990 Biscayne Blvd., Suite 503

Miami, FL 33132

February 10, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Tyler Howes and Ada D. Sarmento

Re:	Smart for Life, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 2, 2022

File No. 333-261699

Ladies and Gentlemen:

We hereby submit the responses of Smart for Life, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 8, 2022, providing the Staff’s comments with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Form S-1 filed February 2, 2022

Prospectus Summary

Note 4, Pro Forma Adjustments, page 22

1.	We note your response to prior comment 3. Please disclose in the filing how you determined the 5 year useful life assigned to your customer relationships Explain how you reasonably concluded that “the average length of Nexus’ relationships with its significant customers is 5 years” given that Nexus has only been in existence for 5 years and your MD&A disclosure references a decrease in customers and also identifies changes in your major customers between periods which suggests that some major customers have lapsed. Also, please clarify the page 22 and F-11 references to Doctors Scientific Organica “customer contracts” since you apparently do not have LT customer contracts.

Response: We have revised our disclosure to indicate that the useful life of the customer relationships is 3 years, based on our review of historical data of the length of time of the existing relationships representing more than 75% of the revenue recognized for the nine months ended September 30, 2021. We have also revised references to Doctors Scientific Organica “customer contracts” to “customer relationships” in accordance with the Staff’s comment.

Capitalization, page 49

2.	Please revise your filing to explain in detail how you calculated the $24.4 million overall change to equity for each of the transactions outlined in your introductory bullet points to the pro forma-equity issuances/debt conversion column.

Response: We have revised our disclosure to indicate the calculation of the amount allocated to common stock and additional paid-in capital for each of the equity issuances described in introductory bullet points to the pro forma-equity issuances/debt conversion column.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Services, page 63

3.	If your customers are the product vendors, then please clarify the business purpose of placing advertising on the vendors’ websites. Our understanding is that cost of services consist of commissions and bonuses paid to digital marketers.

Response: We have revised our disclosure to remove reference to the placing of advertisements on the vendors’ websites. We have clarified that the decrease in cost of sales was due to Nexus’ ability to negotiate more favorable rates for digital marketers.

Description of Securities

Future Equity Agreements, page 109

4.	We note your response to our prior comment 10 and your analogy on page 109 to the use of future equity agreements in this case to the use of warrants in other cases. Please further revise your disclosure to explain the rationale for providing the future equity agreements as an incentive to enter into the related promissory notes, as opposed to warrants. For instance, the benefit that a specific price per share was not determined at the time of the initial investment, as would have been if warrants had been used, should be noted, as well as any other material incentive that was considered in choosing this structure. To addition, to the extent these agreements are SAFEs, please identify them as such.

Response: We have further revised our disclosure to explain the rationale for providing the future equity agreements as an incentive to investors for entering into the related promissory notes, as opposed to warrants. We first used future equity agreements in May of 2017.  At the time, the Company was in a very early stage of development as it had not yet acquired Bonne Santé Natural Manufacturing, had no material operations other than those relating to its incorporation and organization, development of a buy and build strategy and business plan and retention of its management team.  Given the early stage of development, management felt that the Company had to offer investors a very attractive potential upside to attract capital.  Furthermore, the founders of the Company did not want to undertake a priced round as the founders believed they would suffer significant dilution as the valuation would have to be very low given the early stage of development.  Accordingly, management offered investors a promissory note with what it believed was attractive terms (e.g., 12%-15% annual interest) and a right to receive a number of shares of common stock upon an initial public offering that is equal to the investment amount divided by the public offering price in the initial public offering.  So, in effect, an investor receives such investor’s investment amount back plus interest under the promissory note and also receives a number of shares of common stock at the time of the initial public offering that is equal to the investment amount divided by the public offering price.  If the Company were to have issued warrants along with the promissory notes instead of future equity agreements, those warrants would have had an exercise price per share which would have been tied to a specific valuation for the Company.  Accordingly, the warrants would have resulted in the type of dilution that the founders of the Company were trying to avoid at the time.  We also note that these future equity agreements are different from simple agreements for future equity (or SAFE securities) frequently used by early-stage companies since SAFE securities use a valuation cap that assigns a value to the issuer whereas our future equity agreements to not assign a value to the issuer until the time of the initial public offering.

Financial Statements

Smart for Life, Inc. Consolidated Balance Sheets, page F-3

5.	We note that you have restated your financial statements as of and for the nine months ended September 30, 2021. Please revise your filing to label your financial statements as “restated” and to provide the disclosures outlined in ASC 250-10-50-7 through 11.

Response: We have revised the financial statements to label them as “restated” and to provide the disclosures outlined in ASC 250-10-50-7 through 11 in accordance with the Staff’s comment.

Revenue Recognition, page F-40

6.	We note from page 6 that you deleted the reference to contests but that you still pay your digital marketers bonuses. Please revise your filing to disclose how you account for these bonuses i.e. at what point you recognize the bonus expense.

Response: We have revised the Registration Statement to disclose how we account for bonuses and at what point we recognize bonus expense in accordance with the Staff’s comment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (786) 749-1221 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Smart for Life, Inc.

By:	/s/ Darren C. Minton
Darren C. Minton
President

cc: Louis A. Bevilacqua, Esq.

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